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                                  EXHIBIT 2.1


                             FOR IMMEDIATE RELEASE


Subject: Sale of junior product lines to Design and Source Holding Company, Ltd. for $440,000 gain.

          Pretax restructuring charge of $1.5 to $1.8 million to be recorded in forth quarter.

Contact:  Steven P. Wyandt
          (619) 549-2922


        SAN DIEGO, California, August 22, 1995 -- Beeba's Creations, Inc. announced today that it had sold various assets associated with its junior, girls and maternity woven and knit tops and bottoms product lines to Design and Source Holding Company, Ltd. ("DSHC") for $750,000 cash and a five year note for $950,000. The Company will report a one-time pretax gain of approximately $440,000 from the transaction in its fourth fiscal quarter. The long-term note will be accounted for on an installment basis. These product lines generated approximately $42 million in net sales for the Company in its fiscal year ended August 31, 1994 and $16 million for the nine months ended May 31, 1995.

        DSHC is a privately held New York corporation whose shareholders are Pamela Grunder, Haresh Tharani and Sumant Chandiramani. Ms. Grunder was a retailer and former outside director of Body Drama, Inc., a subsidiary of the Company. Mr. Tharani is a manufacturer and importer of ladies apparel. Mr. Chandiramani was previously employed by the Company as manager of the product lines.

        Concurrent with the execution of the sale agreement, the Company licensed to DSHC, on an exclusive, royalty-free basis, the various trademarks associated with the product lines including the BCI Clothing Company name, and subleased a portion of the Beeba's showroom located at 1450 Broadway, New York, New York.

        The Company will submit a proposal to its shareholders for approval at the January 1996 Annual Shareholders Meeting to change the Company's name from Beeba's Creations, Inc. A new name for the Company has not yet been selected.

        The Company also announced that it will record a pretax restructuring charge of approximately $1.5 million to $1.8 million in its fourth fiscal quarter.

        As stated in its Tender Offer which expires September 1, 1995, the Company has determined to pursue a strategy of seeking niche product markets which offer the potential for higher profit margins. The sale of the product lines is consistent with the Company's determination to sell or discontinue product lines which have historically contributed to gross revenues, but have not generated significant profits in recent years. The Company also intends to reduce its overhead in connection with these dispositions. However, no assurance can be given that the Company's efforts in this regard will result in increased profit margins or profitability. The Company periodically evaluates acquisitions or interests in, or combinations with, other companies engaged in businesses that may or may not be related to the Company's current business. it will continue to do so in the future, with an emphasis for seeking product markets in the apparel industry which offer the potential for above average profit margins. In connection with these activities, the Company may consider issuing addtional equity securities or incurring indebtedness.

        Beeba's Creations, Inc. is an importer and wholesaler distributor of women's garments, manufactured to its specifications primarily in foreign countries. The Company's shares are traded on the National Market System and quoted in newspapers throughout the country.

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